SONIC

DIGITAL MEDIA
FROM
HOLLYWOOD
TO HOME

DIVX

ROXIO

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

SONIC SOLUTIONS
Filed by DivX, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: DivX, Inc.
Exchange Act File Number: 001-33029
Slide presentation used in DivX, Inc. employee
town hall meetings beginning on July 13, 2010.

SONIC SOLUTIONS SONIC SOLUTIONS
Cautionary Note Regarding Forward-Looking Statements:
This presentation includes statements about future economic performance, finances, expectations, plans and prospects of Sonic Solutions and DivX, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of
1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results of Sonic Solutions, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Sonic Solutions with the
Securities Exchange Commission (“SEC”) and, in the case of DivX, please refer to its Annual Report for the year ended December 31, 2009 posted on its website at
www.divx.com. Neither Sonic Solutions nor DivX undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.
This presentation contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on Sonic Solutions’s or DivX’s current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as “believe,” “anticipate,” “intend,” “expect,” “project,” “plan,”
“may,” “should,” “could,” “will,” “estimate,” “predict,” “potential,” “continue,” and similar words, terms or statements of a future or forward-looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this presentation should not be considered as a representation by Sonic Solutions, DivX or any other person that Sonic Solutions’s or DivX’s objectives or plans, both individually and on a consolidated basis, will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes various factors set forth, in the case of Sonic Solutions, in its recent reports on Form 10-K, Form 10-Q and other documents of Sonic Solutions on file with the SEC and, in the case of DivX, in its 10-Q for the first quarter ended March 31, 2010 and its Annual Report for the year ended December 31, 2009 posted on its website at
Risks and uncertainties relating to the proposed amalgamation include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed amalgamation may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Sonic Solutions or
DivX or its respective directors and officers following the announcement of the proposed amalgamation is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the amalgamation, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Sonic Solutions with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.
Additional Information about the Proposed Amalgamation and Where to Find It:
This material relates to a proposed amalgamation between Sonic Solutions and DivX that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Sonic Solutions with the SEC. This material is not a substitute for the joint proxy statement/prospectus that Sonic Solutions will file with the SEC or any other document that Sonic Solutions may file with the SEC or Sonic Solutions or DivX may send to its shareholders in connection with the proposed amalgamation. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT
DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE
PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED AMALGAMATION.
Disclaimer
www.divx.com.

SONIC SOLUTIONS
Transaction Overview
Structure
•
Acquisition of DivX by Sonic for cash and stock
Terms
•
$9.83 per DIVX share (based on SNIC closing price 6/1/10)
- Cash: $3.75
- Stock: 0.514 shares of SNIC per DIVX share
[almost all of DivX’s cash remains with its shareholders]
Contingencies
•
Regulatory approvals
•
Shareholder approvals
•
Customary closing conditions
Expected Closing
•
September 2010
Management
•
Current Sonic management, augmented with key DivX managers
•
2 additional board members from DivX board to be named later roxio
creator 2010
PRO
roxio
toast 10
TITANIUM

BLOCKBUSTER
POWERED BY
ROXIO NOW
BEST BUY

DIGITAL MEDIA FROM HOLLYWOOD TO HOME
ROXIO

Premium Content
~$20M
Sonic is:
• Leading consumer media
software
–
Creator, Toast, Easy VHS to DVD
• OEM, retail, and direct channels
–
Dell, HP, Best Buy, Walmart, etc.
• Strong brand – “Roxio”
–
#1 U.S. retail market share*
• Take advantage of state shift to
web delivery
–
Studios are fully engaged
• Enable “storefront partners”
–
Everyone likes to sell Hollywood
content
• Establish enduring position
–
RoxioNow “locker”
Personal Content
~$80M
SONIC SOLUTIONS
*NPD Data, April 2010

Millions of Transactions

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

SONIC SOLUTIONS
A $50 Billion
Industry in
Transition
5-Year CAGR:
114%
The Movie Download Opportunity
Source: Morgan Stanley Estimates, Oct 2009
Sonic will capture
share as digital
distribution expands
Domestic Home Video Transactions
0
500
1000
1500
2000
2500
3000
3500
2007 2008 2009 2010 2011 2012
Combined Disc
Sales
Digital

PCs/Macs BD Players Sonic’s Premium Content Strategy: Storefront Partners Drive Adoption Mobile devices Connected TVs DVRs/STBs/DMAs (Ramping to 30 million devices in 2011) SONIC SOLUTIONS

Devices

Active Users

Content Purchase

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

SONIC SOLUTIONS SONIC SOLUTIONS
Premium Content Model
Stores on Connected Devices
3 million 6/10
30 million 6/11
60 - 100 million 6/12
• Trend to connected devices
• Partner influence
User Activation
3% 12/09
3 - 5% 5/10
10 - 20% 6/12
• Brand recognition
• Point-of-Sale programs
Purchase Behavior
< 1 per month 9/09
1 per month 5/10
1 - 3 per month 6/12
• Purchase convenience
• Pricing
• Locker ubiquity
Drivers
Model Components
Source: Company estimates, June  2010

Content Purchase Trends
U.S. Consumers rent >1.5 movies/month
Digital download convenience should =  >2x month
Source: Infographic courtesy of mint.com. Representative sample of U.S. consumer spending based on aggregate data from over 1 million Mint.com users.
SONIC SOLUTIONS

FY 2012 Premium Content Scenarios (in millions)	
	Low	Mid
Devices (Cumulative end-of-period)	47.9	60.8
Transactions (total in FY)	22.4	51.8
Prem. Content Transaction Revenue*	$46.9	$110.3
Other Prem. Content Revenue	$42.9	$45.2
Total Prem. Content Revenue	$89.8	$155.5
Total Prem. Content Gross Profit	$30.0	$42.8

* Assumes 67% net; 33% "Register Ring"

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

ROXIO

SONIC SOLUTIONS Scenarios SONIC SOLUTIONS Source: Company estimates, June 2010

DIVX®

Codec by™ MAIN CONCEPT

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

ROXIO

DivX is:
PC/Mac Software
•
500 million
downloads to
date
•
Encoders and
players for HD
content
•
Rich consumer
ecosystem
DivX TV
•
TV “Start page”
•
Aggregates paid
and free web
content
•
Rev-share to CE
OEMs with
accelerated retail
store placement
MainConcept
•
Enterprise video
platform
•
H.264 codec
experts
•
Powering leading
video companies
globally
CE Licensing
•
Over 300 million
device footprint
•
High-efficiency
codecs and
profiles
•
Hollywood-
approved DRM
•
Moving to DivX
Plus HD (H.264)
SONIC SOLUTIONS

SONIC SOLUTIONS SONIC SOLUTIONS
DivX’s Business Model
•
Software distribution drives brand
awareness & “toolbar” revenue
–
500M downloads
–
$10M in ride-along software distribution
deals
•
Content availability on web drives
consumer demand for CE licensing
–
Billions of DivX files on the web
•
CE device compatibility enables
content playback, drives consumer
demand for software
–
DivX certification = guaranteed playback

Software
Content
DIVX
Devices

DIGITAL MEDIA FROM HOLLYWOOD TO HOME
ROXIO

SONIC SOLUTIONS
The DivX Ecosystem
• 500M downloads to date
• 1.8 billion player & web
player launches/year
• 12M unique website
visits/month
• > 300 M DivX devices
shipped worldwide
• Emerging segments:  DTV,
Blu-ray, mobile, PS3
• Billions of DivX video files
on the Internet
• All digital titles for Warner
Bros., Sony Pictures,
Paramount, Lionsgate and
Starz Media’s Overture
Films

SONIC SOLUTIONS SONIC SOLUTIONS
DivX = The Best “Open” Standard
•
DivX = Open Standards
–
DivX based on MPEG-4, part 2
–
DivX Plus based on H.264/AVC
•
DivX = Compatibility
–
DivX certification ensures playback of MPEG-4
content
•
DivX = A synonym for quality
–
DivX encoding and decoding technology are highly
efficient and utilize minimal CPU cycles across the
broadest number of devices

SONIC SOLUTIONS SONIC SOLUTIONS
Why We Wanted DivX
•
Multiple Strategic Touchpoints to Accelerate Sonic’s
Strategy, e.g.:
–
CE footprint – over 300 million devices, w/ DRM
–
CE operations – over 150 CE partners; over 8000 device SKUs
–
Recognized consumer codec brand
–
Enterprise-level codec tools
–
OTT Platform
•
Sonic’s Position will Boost DivX’s Business, e.g.:
–
Retailer, studio support of Divx Codec
–
Retailer, studio support of Divx TV
•
… and One More Thing: a Great Business
–
High margin
–
Growing
–
Very accretive

DIVX
SONIC
DIVX
ROXIO NOW
DIVX TV
MAIN CONCEPT The Codec People
ROXIO
SONIC

ROXIO

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

Sonic + DivX Touchpoints
• Industry leading technology &
tools (powers Flash, Real, etc.)
• Sonic professional solutions and
customer access
• Massive online community (1.8
billion impressions/year)
• Best in class SW apps to
enhance end-to-end media
experience
• Accelerated CE adoption of
RoxioNow service using DivXTV
platform
• Premium content services and
retailer support for DivXTV
• Massive “disconnected” device
footprint (over 300MM DivX
devices)
• Accelerated CE adoption through
DivX CE relationships/expertise
• Stronger CE licensing demand
from content services of major
retailers
CE Licensing
Software
Distribution
Commercial
Licensing
Content Platform
Software
Applications
Professional Tools
SONIC SOLUTIONS

LGF
PICTURES
SONY
PICTURES
POWERED BY
ROXIO NOW
BEST BUY
BLOCKBUSTER

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

ROXIO

SONIC SOLUTIONS PC, Macs BD Players Sonic’s Premium Content Strategy: Storefront Partners Drive Adoption Mobile devices Connected TVs DVRs/STBs/DMAs (Ramping to 30 million devices in 2011)

Picasa
LGF
PICTURES
SONY
PICTURES
DIVX TV
POWERED BY
ROXIO NOW
twitter
PANDORA
Revision3
Rhapsody
BEST BUY
BLOCKBUSTER
PLAYSTATION 3

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

ROXIO

SONIC SOLUTIONS
PC, Macs
BD Players
Our Premium Content Strategy is
Accelerated, Enhanced & Expanded
Mobile devices
Connected TVs w. Digital
services
DVRs/STBs/DMAs
>300 million devices + expanded services
PS3

Accretion Pro Forma Modeling (in millions except per share data)

	FY 2012 Premium Content Scenarios	
	Low	Mid
Devices (Cumulative end-of-period)	47.9	60.8
Transactions (total in FY)	22.4	51.8
Prem. Content Transaction Revenue*	$46.9	$110.3
Other Prem. Content Revenue	$42.9	$45.2
Total Prem. Content Revenue	$89.8	$155.5
Personal Content Revenue	$93.0	$93.0
Total Sonic Revenue	$182.8	$248.5
Non-GAAP Earnings per Share**	$0.23	$0.46
DivX Revenue	$84.7	$84.7
Total Combined Revenue	$267.6	$333.2
Non-GAAP Earnings per Share**	$0.44	$0.59

* Assumes 67% net; 33% "Register Ring"

** Adjusted for (i) Purchase Accounting Non-Cash Charges and (ii) Stock Comp.

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

ROXIO

SONIC SOLUTIONS SONIC SOLUTIONS
Accretion Modeling
+91% +28%
***
***Thomson Reuters FirstCall Analyst Average Estimate as of June 1, 2010
Source: Thomson Reuters FirstCall and company estimates, June  2010

DIGITAL MEDIA
FROM
HOLLYWOOD
TO HOME

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

ROXIO

SONIC SOLUTIONS Thank You

SONIC SOLUTIONS Appendix

SONIC SOLUTIONS SONIC SOLUTIONS
The DivX Community
One of the most recognized codecs in the world
RoxioNow + DivX = opportunity to drive DivX
awareness in US via premium content
>500 million total software downloads to date
>1.8 billion player launches per year
>12 million monthly visitors to DivX.com

LG SAMSUNG Panasonic TOSHIBA PHILIPS

LG Panasonic harman/kardon marantz SONY SAMSUNG Pioneer PHILIPS DENON TOSHIBA ONKYO

LG SAMSUNG PANTECH QUALCOMM MOTOROLA

MOTOROLA LG TOPFIELD VESTEL

iomega Seagate LACIE hp

THOMSON images & beyond PHILIPS RCA EPSON JVC COWON SAMSUNG

PS3

LG KENWOOD JVC GM ALPINE Pioneer Ford HONDA TOYOTA VOLVO

LG SAMSUNG Panasonic SONY PHILIPS JVC TOSHIBA

ROXIO

DIGITAL MEDIA FROM HOLLYWOOD TO HOME

DivX: Deeper & New CE Partnerships
& Delivery Expertise
Mobile Phones
Gaming Consoles
Digital TVs
Blu-ray Disc Players
Set-Top Boxes
Portable Media Players
In-Car Entertainment
DVD Players
Media Streamers
SONIC SOLUTIONS

Picasa
POWERED BY
ROXIO NOW
twitter
Revision3
Rhapsody
PANDORA

ROXIO
DIGITAL MEDIA FROM HOLLYWOOD TO HOME

SONIC SOLUTIONS SONIC SOLUTIONS
DivX TV:
The best content; easily deployed; rapidly monetized
•
Content
–
Premium: VOD, EST
–
Web: free, ad supported
–
Personal videos, photos
•
Deployment
–
Lightweight architecture
–
Easily adapted for retailers
–
Simple to deploy for CE makers
•
Monetization
–
Expanded services revenue
–
Improved CE economics
–
Superior consumer connection

Panasonic SONY TECHNICOLOR

panvidea KULAbyte verimatrix

Adobe COREL MAGIX mjuvee Technologies

SCALA CONNECTED SIGNAGE SONY STRÖER INFOSCREEN

SeeTec network-based video surveillance sensing iDS Imaging Development Systems SEON Mobile Surveillance

ZEISS IMA HITACHI Inspire the Next GE Healthcare Deutschland, Österreich & Schweiz

DIGITAL MEDIA FROM HOLLYWOOD TO HOME
ROXIO

Broadcast & Professional IPTV & Streaming Multimedia Digital Signage Security & Surveillance Medical Enterprise Video Platform Powering H.264 Globally SONIC SOLUTIONS

Global Scale, 24/7 Operations Sonic DivX scale & reach for our partners and customers SONIC SOLUTIONS Indicate major offices by employee size

SONIC SOLUTIONS
Summary: Combined Strengths
• Rich technology portfolio
• Longstanding relationships with
Hollywood studios
• Powering third party content
services (e.g., Best Buy,
Blockbuster)
• Device manufacturers (e.g., LG,
Samsung)
• 50 million copies of Roxio software
shipped annually
• 15,000 retail outlets
•
65% retail market share*
• 500 million software downloads
to date
• Installed base of over 300 million
DivX enabled devices
• Embedded Internet TV Platform
• Supplying H.264 codec to the
world’s leading companies
(Adobe, Google, etc.)
• Hollywood approved DRMs
• Vibrant and extensive Web-based
community of enthusiasts
*NPD Data, April 2010

SONIC SOLUTIONS
Why We’re Doing This
Distinctive
Technology Assets
•
DivX and MainConcept are the “go to guys” for Internet video codec technology – they power the world’s leading companies with H.264 video encoding
•
Codec and DRM deployment on over 300 million DivX devices
•
DivX TV platform enhances our position with retailers
Consumer
Electronics
Leverage
•
DivX partners with more than 150 CE manufacturers to support over
8500 models
•
Significantly enhances our CE partnerships and operational capabilities
•
Accelerates our RoxioNow digital locker initiatives
Strong Brand
•
DivX is synonymous with high-quality video delivery
•
Billions of player launches every year
Compelling
Economics
•
Highly accretive